Adorno & Yoss
                         a limited liability partnership
                     2525 Ponce de Leon Boulevard, Suite 400
                            Miami, Florida 33134-6012
                   Phone: (305) 460-1000, Fax: (305) 460-1422
                                 www.adorno.com


                                January 27, 2006

Barbara C. Jacobs
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
Room 4561
Washington, D.C.  20549

RE:     Health Systems Solutions, Inc. (the "Company")
        Preliminary Information Statement on Schedule 14C filed January 19, 2006 File No. 0-27197

Dear Ms. Jacobs:

        Enclosed is a revised Preliminary Information Statement on Form 14C of the Company. The following constitutes the Company's response to each of the comments made in the Staff's letter of January 23, 2006, in the order set forth in that letter.

Preliminary Information Statement on Schedule 14C

Amendment to Articles of Incorporation ... page 3

1. We have added a discussion regarding the possible anti-takeover effects resulting from the Reverse Split on page 4 of the Revised Preliminary Information Statement on Form 14C.

The acknowledgement from the Company you have requested is attached hereto.

        Should you have any further questions or comments regarding this amendments or require any further information, please feel free to call me at
(305) 460-1097.

                                                     Sincerely,

                                                     /s/ Carlos A. Mas

                                                         Carlos A. Mas

cc:      B. M. Milvain

                                 ACKNOWLEDGMENT

      The undersigned, B. M. Milvain, in his capacity as President of the Health Systems Solutions, Inc. (the "Company") hereby acknowledges:


                  (1) The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission (the "Commission");

                  (2) Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

                  (3) The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



Date: January 27, 2006                        Health Systems Solutions, Inc.


                                              By: /s/ B. M. Milvain
                                                  ------------------------------
                                                  B. M. Milvain
                                                  President